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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 10-K

                               ----------------

  (Mark One)
   [X]  SPECIAL FINANCIAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                      OR

   [_]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

  The registrant's Registration Statement on Form S-4 (Registration No. 333-18017) became effective on February 11, 1997 and did not contain certified financial statements of the registrant for the period from October 1, 1996 to December 31, 1996. This report is filed pursuant to Rule 15d-2 and contains only financial statements for the period ended December 31, 1996.

                       COMMISSION FILE NUMBER 333-18017

                               ----------------

                      PETERSEN PUBLISHING COMPANY, L.L.C.
            (Exact name of Registrant as specified in its charter)

               DELAWARE                              95-4597937
    (State or other jurisdiction of               (I.R.S. Employer
    incorporation or organization)               Identification No.)


        6420 WILSHIRE BOULEVARD                         90048
        LOS ANGELES, CALIFORNIA                      (Zip Code)
    (Address of principal executive
               offices)

      Registrant's Telephone Number, Including Area Code: (213) 782-2000

       Securities Registered Pursuant To Section 12(b) Of The Act: None

       Securities Registered Pursuant To Section 12(g) Of The Act: None

  Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days. Yes     No  X
                                                   ---    ---

  Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [_]

                      DOCUMENTS INCORPORATED BY REFERENCE

     NO DOCUMENTS ARE INCORPORATED BY REFERENCE INTO PARTS I, II, OR III.

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

                                  SIGNATURES

  Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, Petersen Publishing Company, L.L.C. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on May 9, 1997.

                                          Petersen Publishing Company, L.L.C.

                                          By:    /s/ Richard S. Willis
                                            ___________________________________
                                                     Richard S. Willis
                                                 Executive Vice President

  Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

             SIGNATURE                         CAPACITY                   DATE
             ---------                         --------                   ----

    /s/ D. Claeys Bahrenburg         Chief Executive Officer of       May 9, 1997
____________________________________  Petersen Publishing Company
        D. CLAEYS BAHRENBURG          L.L.C. and Director of
                                      BrightView* (Principal
                                      Executive Officer)

      /s/ Richard S. Willis          Executive Vice President-        May 9, 1997
____________________________________  Chief Financial Officer
         RICHARD S. WILLIS            (Principal Financial
                                      Accounting Officer)

      /s/ Laurence H. Bloch          Director of BrightView*          May 9, 1997
____________________________________
         LAURENCE H. BLOCH

         /s/ Neal Vitale             Director of BrightView*          May 9, 1997
____________________________________
            NEAL VITALE

    /s/ James D. Dunning, Jr.        Director of BrightView*          May 9, 1997
____________________________________
       JAMES D. DUNNING, JR.

        /s/ Avy H. Stein             Director of BrightView*          May 9, 1997
____________________________________
            AVY H. STEIN

    /s/ Daniel H. Blumenthal         Director of BrightView*          May 9, 1997
____________________________________
        DANIEL H. BLUMENTHAL

         /s/ Stuart Karu             Director of BrightView*          May 9, 1997
____________________________________
            STUART KARU

--------
 * BrightView is the Managing Member of Petersen Holdings, L.L.C, which is the Managing Member of Petersen Publishing Company, L.L.C.

ITEM 14. EXHIBITS, FINANCIAL STATEMENT, SCHEDULES AND REPORTS ON FORM 8-K

                                                                           PAGE NO.
                                                                           --------
(A) 1. FINANCIAL STATEMENTS OF PETERSEN PUBLISHING COMPANY, L.L.C.

       Report of Ernst & Young LLP, Independent Auditors..................      F-1

       Balance Sheet at December 31, 1996.................................      F-2

       Statements of Operations of the Publishing Division of Petersen
         Publishing Company for the years ended November 30, 1994 and 1995, the ten months ended September 30, 1996 and the three months ended
         December 31, 1995 and Statement of Operations and Members Equity
         for Petersen Publishing Company, L.L.C. for the three months ended
         December 31, 1996.................................................     F-3

       Statement of Cash Flows for the three months ended December 31,
         1996..............................................................     F-4

       Notes to Financial Statements......................................      F-5

    2. FINANCIAL STATEMENT SCHEDULES

       Schedule II-Valuation and Qualifying Accounts......................     F-13

  The registrant's Registration Statement on Form S-4 (Registration No. 333-18017) became effective on February 11, 1997 and did not contain certified financial statements of the registrant for the period from October 1, 1996 to December 31, 1996. This report is filed pursuant to Rule 15d-2 and contains only financial statements for the period ended December 31, 1996.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Petersen Publishing Company, L.L.C.

  We have audited the accompanying balance sheet of Petersen Publishing Company, L.L.C., as of December 31, 1996, and the related statements of operations and cash flows for the three months ended December 31, 1996. We have also audited the statements of income of the Publishing Division of Petersen Publishing Company for the years ended November 30, 1994 and 1995 and the ten months ended September 30, 1996. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petersen Publishing Company, L.L.C., at December 31, 1996, and the results of its operations and its cash flows for the three months ended December 31, 1996, and the results of operations of the Publishing Division of Petersen Publishing Company for the years ended November 30, 1994 and 1995 and the ten months ended September 30, 1996, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          Ernst & Young LLP

Los Angeles, California
February 26, 1997

                      PETERSEN PUBLISHING COMPANY, L.L.C.

                                 BALANCE SHEET
                                 (IN THOUSANDS)

                                                                   DECEMBER 31,
                                                                       1996
                                                                   ------------
                              ASSETS
Current assets:
  Cash and cash equivalents.......................................   $  7,761
  Accounts receivable, less allowance for doubtful accounts of
   $1,604.........................................................     20,141
  Inventories.....................................................      4,408
  Other prepaid expenses and current assets.......................        730
                                                                     --------
    Total current assets..........................................     33,040
Property and equipment, net of accumulated depreciation of $560...      4,152
Goodwill, net of accumulated amortization of $5,992...............    353,556
Subscriber list and established work force, net of accumulated
 amortization of $3,000...........................................    117,000
Deferred financing costs, net of accumulated amortization of
 $3,276...........................................................     10,735
Other assets......................................................        587
                                                                     --------
    TOTAL ASSETS..................................................   $519,070
                                                                     ========
                 LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities........................   $ 20,430
  Accrued payroll and related costs...............................      1,963
  Customer incentives payable.....................................      5,785
  Current portion of unearned subscription revenues, net of
   deferred subscription acquisition costs of $43,835.............     27,328
  Current portion of long-term debt...............................      1,000
  Other accrued expenses and current liabilities..................      2,160
                                                                     --------
    Total current liabilities.....................................     58,666
Unearned subscription revenues, net of deferred subscription
 acquisition costs of $41,168.....................................      6,440
Long-term debt....................................................    299,000
Other noncurrent liabilities......................................        510
Commitments and contingencies
Members' equity...................................................    154,454
                                                                     --------
    TOTAL LIABILITIES AND MEMBERS' EQUITY.........................   $519,070
                                                                     ========

                            See accompanying notes.

                      PETERSEN PUBLISHING COMPANY, L.L.C.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                            PREDECESSOR
                                                                                  ---------------------------------
                                                                                                                      PETERSEN
                                                                                                                     PUBLISHING
                                                                                  PUBLISHING DIVISION OF PETERSEN     COMPANY,
                                                                                        PUBLISHING COMPANY             L.L.C.
                                                                                  --------------------------------- ------------
                                                                                                       TEN MONTHS   THREE MONTHS
                                                                                     YEARS ENDED          ENDED        ENDED
                                                                                    NOVEMBER 30,      SEPTEMBER 30, DECEMBER 31,
                                                                                  ------------------  ------------- ------------
                                                                                    1994      1995        1996          1996
                                                                                  --------  --------  ------------- ------------
Net revenues:
  Advertising...................................................................  $116,608  $123,410    $112,025      $ 31,912
  Newsstand.....................................................................    40,048    39,889      34,318        10,037
  Subscriptions.................................................................    40,710    41,963      35,177        10,081
  Other.........................................................................     4,601     8,353       7,594         1,247
                                                                                  --------  --------    --------      --------
    Total net revenues..........................................................   201,967   213,615     189,114        53,277
Production, selling and other direct costs (including rent paid to a related party of $3,939, 3,875, $3,778, $1,136 and $1,032 in 1994, 1995, the ten months ended September 30, 1996 and the three months ended December 31, 1995 and 1996,
 respectively)..................................................................   149,182   171,112     148,713        41,223
                                                                                  --------  --------    --------      --------
    Gross profit................................................................    52,785    42,503      40,401        12,054
General and administrative expenses.............................................    33,267    28,145      24,650         2,666
Amortization of goodwill and other intangible assets............................       --        --          --          8,992
                                                                                  --------  --------    --------      --------
    Income from operations......................................................    19,518    14,358      15,751           396
Other (income) expense:
  Interest income...............................................................      (476)     (549)       (537)         (113)
  Interest expense..............................................................       --        --          185        11,114
  Gain on sale of assets........................................................       --        --       (1,554)          --
                                                                                  --------  --------    --------      --------
    Income (loss) before provision for taxes ...................................    19,994    14,907      17,657       (10,605)
Provision for taxes.............................................................       698       549         331           --
                                                                                  --------  --------    --------      --------
    Net income (loss) ..........................................................  $ 19,296  $ 14,358    $ 17,326      $(10,605)
--------------------------------------------------
                                                                                  ========  ========    ========      ========


                            See accompanying notes.

                      PETERSEN PUBLISHING COMPANY, L.L.C.

                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    THREE MONTHS
                                                                       ENDED
                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
OPERATING ACTIVITIES
Net loss..........................................................   $ (10,605)
Adjustment to reconcile net loss to net cash provided by operating activities:
  Depreciation and amortization...................................      12,849
  Changes in operating assets and liabilities:
    Accounts receivable...........................................      (2,092)
    Inventories...................................................       6,017
    Prepaid expenses and other assets.............................         154
    Accounts payable and accrued liabilities......................      16,244
    Accrued payroll and related costs.............................      (3,677)
    Customer incentives payable...................................         411
    Unearned subscription revenues, net...........................         779
    Other accrued expenses and current liabilities................       1,922
    Other noncurrent liabilities..................................         363
                                                                     ---------
  Total adjustments...............................................      32,970
                                                                     ---------
Net cash provided by operating activities.........................      22,365
INVESTING ACTIVITIES
Acquisition of assets of publishing division of Petersen
 Publishing Company, including liabilities assumed and net of
 costs associated with the acquisition............................    (465,652)
                                                                     ---------
Net cash used in investing activities.............................    (465,652)
FINANCING ACTIVITIES
Proceeds from bank borrowings.....................................     200,000
Proceeds from issuance of Senior Subordinated Notes...............     100,000
Increase in deferred financing costs..............................     (14,011)
Proceeds from issuance of members units, net of costs.............     165,059
                                                                     ---------
Net cash provided by financing activities.........................     451,048
                                                                     ---------
Increase in cash and cash equivalents.............................       7,761
Cash and cash equivalents at beginning of period..................         --
                                                                     ---------
Cash and cash equivalents at end of period........................   $   7,761
                                                                     =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during period for
  Interest........................................................   $   5,576
                                                                     =========
  Taxes...........................................................   $     --
                                                                     =========


                            See accompanying notes.

                      PETERSEN PUBLISHING COMPANY, L.L.C.

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization

   Petersen Publishing Company, L.L.C. (the "Company") is a Delaware limited liability company. The Company is owned 99.9% by Petersen Holdings, L.L.C. ("Holdings"). The remaining 0.1% of the Company is owned by BrightView Communications Group, Inc. ("BrightView"). The Company was organized in 1996 for the principal purpose of completing the acquisition (the "Acquisition") of substantially all of the assets and assuming certain liabilities of the Publishing Division of Petersen Publishing Company ("Petersen") (see Note 2). The Company is engaged in the publishing business with revenues generated primarily from the publication of various special interest magazines and the sale of related advertising, principally within the United States.

 Basis of Presentation

  Upon completion of the Acquisition, the Company changed its year end to December 31. The financial statements reflect the activity of the Company from October 1, 1996 through December 31, 1996. All references to the three month period ended December 31, 1996 relate to the activity of the Company. The audited statements of operations of Petersen for the years ended November 30, 1994 and 1995 and for the ten months ended September 30, 1996 and the unaudited statement of operations of Petersen for the period from October 1, 1995 through December 31, 1995 have been included for comparative purposes. All references to the years ended November 30, 1994 and 1995, the ten months ended September 30, 1996 and the three months ended December 31, 1995 relate to the activity of Petersen.

 Cash Equivalents

  Cash equivalents consist primarily of debt instruments with maturities of three months or less at the acquisition date. The carrying amounts of cash and cash equivalents reported in the balance sheet approximate its fair value.

 Inventories

  Inventories consist of paper held at a printing company and are stated at the lower of cost, which approximates the first-in, first-out method, or market.

 Deferred Subscription Acquisition Costs

  Deferred subscription acquisition costs consist primarily of agency commissions paid to obtain subscriptions and are amortized over the life of the related subscriptions.

 Depreciation and Amortization

  Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years except for leasehold improvements which are amortized over the lesser of 10 years or the life of the lease.

 Goodwill and Other Intangible Assets

  Goodwill resulting from the Acquisition will be amortized using the straight-line method over its estimated useful life of 15 years. Other intangible assets (consisting mainly of subscriber lists and established work force) will be amortized over their estimated useful lives of ten years. Deferred financing costs will be amortized over the term of the Senior Subordinated Notes of ten years.

                      PETERSEN PUBLISHING COMPANY, L.L.C.

 Income Taxes

  As a limited liability company, the Company is not subject to U.S. federal income taxes or state income taxes. Petersen was taxed as an S corporation and as such was not subject to U.S. federal income taxes. Petersen reported state income taxes to which it was subject and the Company reports other state taxes to which it is subject under the liability method as required by Statement No. 109, "Accounting for Income Taxes," issued by the Financial Accounting Standards Board ("FASB"). Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Revenue Recognition

  Advertising revenue, net of provisions for related rebates and discounts, is recognized at the "on sale" date of the publication containing the advertisement. Subscription revenue is deferred and recognized pro rata as fulfilled over the terms of such subscriptions and is recorded net of related agency commissions. Sales of magazines intended for retail distribution on newsstands are recorded at the time such publications are available for sale by distributors to the public and are reduced by an estimated provision for returns.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Revenues

  No customer accounted for over 10% of the Company's or Petersen's revenues. The Company's activities occur principally in the United States and revenues from outside the United States are less than 10% of the Company's and Petersen's revenues.

 Advertising Expenses

  The Company expenses the costs of advertising as incurred. Advertising expense (in thousands) for the years ended November 30, 1994 and 1995, for the ten months ended September 30, 1996, and for the three months ended December 31, 1995 and 1996 were $495,000, $733,000, $700,000, $21,000 and $23,000, respectively.

2. ACQUISITION OF THE PUBLISHING DIVISION OF PETERSEN PUBLISHING COMPANY

  In August 1996, the Company entered into an Asset Purchase Agreement to purchase the majority of the assets of the publishing division of Petersen. The aggregate purchase price was $450,000,000, plus the assumption of certain liabilities totaling approximately $49,000,000. The Acquisition was completed on September 30, 1996. In connection with the Acquisition, the Company recorded goodwill of approximately $360,000,000 and other intangible assets of approximately $120,000,000. Goodwill amortization expense for the three months ended December 31, 1996 was $5,992,000. Amortization of other intangible assets was $3,000,000 for the three months ended December 31, 1996.

  In order to finance the Acquisition, the Company entered into a Senior Credit Facility for up to $260,000,000, issued 11 1/8% Senior Subordinated Notes for $100,000,000 and issued equity securities for $165,000,000. See Notes 6 and 8 for a more comprehensive discussion of the debt and equity issuances.

                      PETERSEN PUBLISHING COMPANY, L.L.C.

3. INVENTORIES

  Inventories consist of (in thousands):

                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
     Paper.........................................................    $  611
     Magazines in process..........................................     3,797
                                                                       ------
                                                                       $4,408
                                                                       ======

4. PROPERTY AND EQUIPMENT

  Property and equipment consists of (in thousands):

                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
     Leasehold improvements........................................   $   283
     Machinery and equipment.......................................     2,230
     Office furniture and fixtures.................................     2,199
                                                                      -------
                                                                        4,712
     Less accumulated depreciation and amortization................       560
                                                                      -------
                                                                      $ 4,152
                                                                      =======

  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"), which is effective for the Company in fiscal 1997. The Company does not expect the adoption of SFAS No. 121 to have a material impact on the Company's financial position or results of operations.

5. LONG-TERM DEBT

 Senior Credit Facility:

  On September 30, 1996, the Company entered into a Senior Credit Facility with First Union National Bank of North Carolina and CIBC Inc. (the "Lenders") pursuant to which the Lenders agreed to loan the Company up to $260,000,000. Such amount was allocated among a revolving credit facility for up to $60,000,000 (the "Revolver"), of which up to $10,000,000 can be in the form of letters of credit; a tranche A term loan for up to $100,000,000 (the "Tranche A Loan"); and a tranche B term loan for up to $100,000,000 (the "Tranche B Loan").

                      PETERSEN PUBLISHING COMPANY, L.L.C.

  The Revolver and the Tranche A Loan bear interest at either LIBOR (5.625% at December 31, 1996), plus 1.375% to 2.750%, based on borrowings or the prime rate of the agent bank (8.25% at December 31, 1996), plus .125% to 1.5%, based on borrowings. As of December 31, 1996, the Company had no borrowings outstanding under the Revolver. Any future borrowings under the Revolver will mature on December 31, 2002. As of December 31, 1996, the Company had $100,000,000 outstanding under the Tranche A Loan at a weighted average interest rate of 8.375%.

  The Tranche B Loan bears interest at either LIBOR (5.625% at December 31,
1996), plus 2.625% to 3.250%, based on borrowings or the prime rate of the agent bank (8.25% at December 31, 1996), plus 1.375% to 2.0% based on borrowings. As of December 31, 1996, the Company had $100,000,000 outstanding under the Tranche B Loan at a weighted average interest rate of 8.875%.

  The Revolver and Tranche A Loan mature on December 31, 2002 and Tranche B Loan matures on September 30, 2004. Minimum annual repayment commitments for the Tranche A Loan and Tranche B Loan are as follows:

             FISCAL YEAR ENDED DECEMBER 31         TRANCHE A LOAN TRANCHE B LOAN
             -----------------------------         -------------- --------------
      1997........................................    $    --        $  1,000
      1998........................................      10,000          1,000
      1999........................................      15,000          1,000
      2000........................................      20,000          1,000
      2001........................................      25,000          1,000
      Thereafter..................................      30,000         95,000
                                                      --------       --------
      Total.......................................    $100,000       $100,000
                                                      ========       ========

  The Revolver is required to be permanently reduced and the Tranche A Loan and Tranche B Loan are required to be prepaid with (i) 75% of excess cash flow (as defined in the Senior Credit Facility), (ii) proceeds from asset sales or other dispositions of property, (iii) proceeds from the issuance of certain debt obligations or equity securities.

  The Senior Credit Facility contains certain restrictive covenants including but not limited to restrictions on capital expenditures, payments of dividends, liens, investments and disposals of assets, as well as financial covenants including a maximum leverage ratio, minimum interest coverage ratio and minimum fixed charge coverage ratio, all as defined in the Senior Credit Facility. As of December 31, 1996, the Company was in compliance with the covenants of the Senior Credit Facility.

  The Senior Credit Facility is guaranteed by Holdings and BrightView.

  The Company incurred costs of approximately $7,000,000 in connection with the Senior Credit Facility. These costs have been included in Deferred Financing Costs and are being amortized over the term of the loans. During the three months ended December 31, 1996, the Company amortized approximately $250,000 of such deferred financing costs.

 11 1/8% Senior Subordinated Notes due 2006:

  The Company and its wholly-owned subsidiary, Petersen Capital Corp. (together, the "Issuers"), issued $100,000,000 in 11 1/8% Senior Subordinated Notes due 2006 (the "Notes") pursuant to an Offering Memorandum dated November 20, 1996. The Notes are guaranteed by Holdings and bear interest at 11 1/8% per annum, payable semi-annually on November 15 and May 15, commencing May 15, 1997. The Notes will mature on November 15, 2006 and will not be subject to any sinking fund requirement. The Notes are redeemable at the option of the Issuers, in whole or in part, at any time on or after November 15, 2001, at the redemption prices set forth in the Notes Purchase Agreement, plus accrued and unpaid interest to the date of redemption. Under

                      PETERSEN PUBLISHING COMPANY, L.L.C.

certain circumstances, prior to November 15, 1999, the Issuers, at their option, may redeem in the aggregate up to 25% of the original principal amount of the Notes at 111.125% of the aggregate principal amount so redeemed, plus accrued and unpaid interest.

  The Notes are general unsecured obligations of the Issuers and are subordinated in right of payment to all existing and future senior indebtedness of the Issuers.

  The Indenture governing the Notes (the "Indenture") contains certain restrictive covenants, including but not limited to, restrictions on incurrence of debt, dividend payments, certain asset sales, transactions with affiliates, liens and investments. As of December 31, 1996, the Company was in compliance with the covenants contained in the Indenture.

  The Company incurred costs of approximately $4,000,000 in connection with the issuance of the Notes. These costs have been included in Deferred Financing Costs and are being amortized over the term of the Notes. During the three months ended December 31, 1996, the Company amortized approximately $67,000 of such deferred financing costs.

  On March 11, 1997, the Company exchanged all of the outstanding Notes for substantially identical notes that were registered pursuant to a registration statement on Form S-4 under the Securities Act of 1933.

 Bridge Notes:

  In August 1996, the Company entered into a Bridge Commitment Agreement whereby First Union Corporation and CIBC Inc. agreed to lend the Company up to $100,000,000 aggregate amount of senior subordinated increasing rate notes (the "Bridge Notes"). The Bridge Notes bore interest at the prime rate (as announced from time to time by First Union National Bank of North Carolina) plus 425 basis points, with a maximum of 12.5% per annum. The interest rate would increase by an additional 50 basis points under certain circumstances.

  In December 1996, with proceeds from the issuance of the Notes, the Company repaid the Bridge Notes in full, together with accrued interest of approximately $1,980,000. In addition to this interest expense, the Company incurred approximately $3,000,000 in costs associated with the Bridge Notes. This amount is included in amortization of Deferred Financing Costs for the three months ended December 31, 1996.

6. INCOME TAXES

  The liability for federal and state income taxes of a limited liability company is the obligation of the members. Therefore, no provision or liability for federal or state income taxes is included in the accompanying financial statements. The difference between the tax bases and the reported amounts of the Company's assets and liabilities is not material at December 31, 1996.

  The provision for income taxes for Petersen consists of the following (in thousands):

                                                   YEARS ENDED
                                                  NOVEMBER 30,  TEN MONTHS ENDED
                                                  -------------  SEPTEMBER 30,
                                                   1994   1995        1996
                                                  ------ ------ ----------------
State:
  Current........................................ $  282 $  143       $158
  Deferred.......................................    416    406        173
                                                  ------ ------       ----
                                                  $  698 $  549       $331
                                                  ====== ======       ====

                      PETERSEN PUBLISHING COMPANY, L.L.C.

  A reconciliation of the provision for income taxes of Petersen computed by applying the federal statutory rate of 34% to income before income taxes and the reported provision for income taxes is as follows (in thousands):

                                                 YEARS ENDED      TEN MONTHS
                                                NOVEMBER 30,         ENDED
                                               ----------------  SEPTEMBER 30,
                                                1994     1995        1996
                                               -------  -------  -------------
Income tax provision computed at statutory
 federal income tax rate...................... $ 6,798  $ 5,068     $ 6,003
State income taxes............................     698      549         331
Effect of S Corporation election..............  (6,798)  (5,068)     (6,003)
                                               -------  -------     -------
  Total provision............................. $   698  $   549     $   331
                                               =======  =======     =======

  The Company had no deferred tax assets and liabilities at December 31, 1996.

  Both the Senior Credit Facility and the indenture governing the Notes generally limit the Company's ability to pay cash distributions to Holdings and BrightView other than distributions in amounts approximately equal to the income tax liability of such members of the Company (or, in the case of Holdings, the income tax liability it would have had if it were required to pay income taxes) resulting from the taxable income of the Company ("Tax Distributions"). Tax Distributions will be based on the approximate highest combined tax rate that applies to any one of the members of the Company.

7. MEMBERS' EQUITY

  The Company and Holdings are each limited liability companies organized under the Delaware Limited Liability Company Act (the "LLC Act"). Holdings is the Company's managing member and as such controls the policies and operations of the Company. Holdings is governed by a limited liability company agreement (the "LLC Agreement") among Willis Stein and Partners, L.P. (through Petersen Investment Corp.), the former sole-shareholder of the Company, certain members of the Company's management and other investors (collectively the "Members"). As a limited liability company organized under Delaware law, members of Holdings are not liable for debts or other obligations of Holdings. The LLC Agreement governs the relative rights and duties of the Members. BrightView is Holdings' managing member and as such controls the policies and operations of Holdings and of the Company through Holdings.


  The LLC Agreement, and therefore Holdings' existence, will continue in effect until the earlier to occur of: (i) December 3, 2026; (ii) a unanimous vote to that effect of its Members; (iii) a resolution to that effect of the managing member; (iv) the incapacity or expulsion of the managing member or any other event under the LLC Act which terminates Holdings unless the Members vote within 90 days to continue Holdings' existence or (v) the entry of a decree of judicial dissolution under the LLC Act. Other than as described in
(iv) above, the death, retirement, resignation, expulsion, incapacity, bankruptcy or dissolution of a Member will not cause a dissolution of Holdings. The Company's limited liability company agreement contains similar terms governing the Company's continued existence.

                      PETERSEN PUBLISHING COMPANY, L.L.C.

8. PROFIT-SHARING RETIREMENT PLAN

  Petersen had a profit-sharing retirement plan (the "Plan") for employees, which was qualified for tax exempt status by the Internal Revenue Service. Under the Plan, Petersen, at its discretion, made annual contributions for all eligible employees not to exceed 15% of their aggregate annual compensation. Petersen's contributions to the Plan for the years ended November 30, 1994 and 1995 were $3,000,000 and $1,000,000 respectively. In addition, Petersen paid costs and expenses associated with administration of the Plan of $271,000 and $294,000 during the years ended November 30, 1994 and 1995, respectively. In November 1996, Petersen and the Company entered into an amendment to the Plan, whereby the Company became a sponsor of the Plan. Both Petersen and the Company agreed to make contributions to the Plan on behalf of their respective employees based on compensation paid by each company. However, in connection with the Acquisition, the Company agreed to make the contribution to the Plan for 1996. In December 1996, the Company contributed $1,300,000 to the Plan.

9. RELATED PARTY TRANSACTIONS

  In connection with the Acquisition, Holdings entered into employment agreements with three officers of the Company. Pursuant to these employment agreements, the officers will purchase Membership Units with promissory notes aggregating $1,950,000. Of this amount, $200,000 will become due and payable on March 1, 1997 and the balance of each promissory note will be due and payable on the earlier to occur of: (i) December 31, 2001; (ii) the termination of the employment with the Company of the officers or (iii) a sale of the Company. Such promissory notes will bear interest at a rate equal to the Company's weighted average cost of borrowings. In addition, the Company and Holdings will issue to each of the officers additional Membership Units without additional consideration. Such Common Units will vest ratably over a period of five years.

  See Note 10 for additional related party transactions.

10. COMMITMENTS AND CONTINGENCIES

 Leases

  Rent expense for the year ended November 30, 1994 includes amounts charged to Petersen by an affiliate for the use of various office facilities, including its corporate headquarters, owned by the affiliate. As of that date, the building was sold to Petersen's sole stockholder and subsequent thereto Petersen's rent for this facility was paid to such stockholder in accordance with a lease which had an initial term of 15 years and expires November 30, 2009. In connection with the Acquisition, the Company assumed this lease, subject to certain reductions to the annual rental amounts and will continue to pay rent to the former sole stockholder of Petersen. The lease provides for lease payments of $341,951 for each monthly period ending before November 30, 1996. For each fiscal year thereafter, the monthly lease payments will be increased at an annual rate of approximately 1.75%.

  On October 1, 1996, the Company entered into another lease with the former sole stockholder of Petersen for office space located in Chicago, Illinois. The lease expires on September 30, 2005 and provides for monthly lease payments of: (i) $16,500 for the period from October 1, 1996 to September 30, 1999; (ii) $17,500 for the period from October 1, 1999 to September 30, 2002 and (iii) $18,500 for October 1, 2002 through the end of the term of the lease. The Company believes such lease provides for lease payments at a market rate and for terms as favorable to the Company as could have been negotiated with a third party at arm's length.

  In addition to the lease for its corporate headquarters, the Company assumed other leases for sales offices throughout the United States. In addition to the annual rentals, certain of these leases include renewal options and require payments of real estate taxes, insurance and other expenses.

                      PETERSEN PUBLISHING COMPANY, L.L.C.

  Rent expense is as follows (in thousands):

                                                        RELATED
                                                         PARTY  OTHERS   TOTAL
                                                        ------- ------- -------
       Year ended November 30, 1994.................... $ 3,939 $ 1,130 $ 5,069
       Year ended November 30, 1995....................   3,875   1,575   5,450
       Ten months ended September 30, 1996.............   3,778   1,627   5,405
       Three months ended December 31, 1996............   1,032     452   1,484

  At December 31, 1996, minimum future annual rentals under long-term leases are as follows (in thousands):

                                                        RELATED
                                                         PARTY  OTHERS   TOTAL
                                                        ------- ------- -------
       1997............................................ $ 4,181 $ 1,533 $ 5,714
       1998............................................   4,254   1,352   5,606
       1999............................................   4,329   1,298   5,627
       2000............................................   4,404   1,308   5,712
       2001............................................   4,481   1,308   5,789
       Thereafter to 2009..............................  38,356   3,842  42,198
                                                        ------- ------- -------
                                                        $60,005 $10,641 $70,646
                                                        ======= ======= =======

 Contingencies

  The Company is a party to various legal actions and disputes arising in the ordinary course of business. Management believes, based on the advice of counsel, that any resulting liabilities from these actions will not have a material adverse effect on the financial position of the Company.

                      PETERSEN PUBLISHING COMPANY, L.L.C.

                 SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

COLUMN A                  COLUMN B  COLUMN C--ADDITIONS  COLUMN D     COLUMN E
------------------------ ---------- ------------------- ----------    ---------
                         BALANCE AT CHARGED TO CHARGED                 BALANCE
                         BEGINNING  COSTS AND  TO OTHER                AT END
DESCRIPTION              OF PERIOD   EXPENSES  ACCOUNTS DEDUCTIONS    OF PERIOD
------------------------ ---------- ---------- -------- ----------    ---------
                                           (IN THOUSANDS)
Reserves and allowances
 deducted from
 asset accounts:
 Allowance for doubtful
  accounts of the
  Publishing Division of
  Petersen Publishing
  Company:
   Year ended November
    30, 1994               $2,340      $825      $ --    $(1,033)(a)   $2,132
   Year ended November
    30, 1995                2,132       900        --       (812)(a)    2,220
   Ten months ended Sep-
    tember 30, 1996         2,220       500        --       (849)(b)    1,871
 Allowance for doubtful
  accounts of Petersen
  Publishing Company,
  L.L.C.:
   Three months ended
    December 31, 1996       1,871        --        --       (267)(a)    1,604

--------
(a) Represents amounts written-off against the allowance for doubtful accounts, net of recoveries.

(b) Represents a deduction in the allowance for doubtful accounts based on management's estimate of collectibility as well as amounts written-off against the allowance for doubtful accounts, net of recoveries.